As filed with the Securities and Exchange Commission on December 19, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

FS INVESTMENT CORPORATION IV

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION IV

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

30293E 102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation IV

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$2,466,979	$285.92*

*	The amount of the Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285.92

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation IV

Date Filed: November 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 22, 2016 by FS Investment Corporation IV, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in the State of Maryland (“FSIC IV” or the “Company”). This Amendment No. 1 relates to the offer by the Company to purchase up to the number of shares of the Company’s issued and outstanding Class T common stock, par value $0.001 per share (the “Shares”) that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer (as defined below). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2016, and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Except as amended hereby and to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule TO and the Offer to Purchase, as applicable.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following:

On December 19, 2016, the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit 99(a)(1)(C) the following:

“99(a)(5)(A) Press Release, dated December 19, 2016.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2016

FS INVESTMENT CORPORATION IV

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated November 22, 2016.*

99(a)(1)(B)	Form of Letter of Transmittal.*

99(a)(1)(C)	Letter to Stockholders, dated November 22, 2016.*

99(a)(5)(A)	Press Release, dated December 19, 2016.

*	- Previously filed on November 22, 2016.

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